

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2026

Steven Lisi
Chairman and Chief Executive Officer
Beyond Air, Inc.
900 Stewart Avenue, Suite 301
Garden City, NY 11530

>   **Re: Beyond Air, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 30, 2026**
>   **File No. 333-293075**

Dear Steven Lisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Avital Perlman, Esq.